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                 [KRONISH LIEB WEINER & HELLMAN LLP LETTERHEAD]
                                                                     EXHIBIT 8.3

                                                   April 14, 1999


VIA FEDERAL EXPRESS

Thomas J. Buckley, Esq.
Vice President-Tax
American National Can Company
8770 West Bryn Mawr Avenue
Chicago, IL  60631-3542


     Re:  Proposed Split-Off by American National Can Company

Dear Mr. Buckley:

     You have requested our opinion regarding certain United States federal income tax consequences of certain proposed transactions (the "Proposed Transactions") involving American National Can Company ("ANC"), including the effect of the Proposed Transactions on the February 1998 restructuring of ANC's European beverage can subsidiaries described in our February 11, 1998, opinion to you. The Proposed Transactions include the following steps: (i) ANC will transfer all of its assets that are not associated with its beverage can business to a newly formed U.S. corporation ("Newco") in exchange for all of the stock of Newco and the assumption by Newco of ANC liabilities that are not associated with the beverage can business; (ii) ANC will distribute all of the stock of Newco to Pechiney S.A. ("Pechiney") in exchange for Pechiney's ANC stock; (iii) Pechiney will contribute cash to a newly formed U.S. corporation ("New ANC") in exchange for stock of New ANC; (iv) New ANC will use the cash contributed by Pechiney to purchase certain stock interests from Pechiney; (v) Financiere Europeenne d'Emballages Pechiney ("FEEP") will transfer certain stock interests to New ANC in exchange for shares of New ANC;(vi) FEEP will sell all of its New ANC stock to Pechiney in exchange for a note; and (vi) Pechiney will make a public offering of more than 50 percent of the stock of New ANC.

     The Proposed Transactions and the ANC liabilities to be assumed by Newco are more fully described in two opinion letters of PricewaterhouseCoopers LLP dated April 14, 1999 (the "PricewaterhouseCoopers Opinions"). In rendering our opinion, we have relied on the statement of facts, the description of the Proposed Transactions, and the assumptions and


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Thomas J. Buckley, Esq.
American National Can Company
April 14, 1999
Page 2


      representations set forth in the PricewaterhouseCoopers Opinions. In addition, our opinion is based on such analysis of the law as we have considered appropriate.

                Based on the foregoing, it is our opinion that:

          1. The Proposed Transactions should have no adverse impact on the conclusions reached in our February 11, 1998, opinion relating to the 1998 European Reorganization.*

          2. The Non-tax-basis Liabilities should not be taken into account under section 357(c)(1) in determining whether ANC recognizes gain on its transfer to Newco.

          3. ANC's basis in the Newco stock it receives should be equal to its basis in the assets it transfers to Newco, reduced by the amount of liabilities assumed by Newco but without reduction for the Non-tax-basis Liabilities assumed by Newco.

                Our views are based on existing law, which is subject to change or modification at any time. We express no opinion as to any tax consequences of the Proposed Transactions other than those explicitly addressed herein.


                                                 Very truly yours,

                                            Kronish Lieb Weiner & Hellman LLP










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       *    Terms that are not defined herein are defined in the
            PricewaterhouseCoopers Opinions.